July 27, 2004

Symbol: OTCBB– STNYF

FOR IMMEDIATE RELEASE

Stream Communications Network Inc. wishes to inform its shareholders that the OTC BB had placed the Company on its Daily List on July 26, 2004 in connection with its Form 20-F filing with the SEC. The notice states a symbol change to “STNYE “ would be made on July 28, 2004. On July 27, 2004 an amended Form 20-F was filed to include Sorbanes-Oxley 906 certifications. As a result of this amended filing, the OTC BB will place the Company on its Daily List on July 28, 2004 indicating that the symbol will change back to “STNYF” on July 29, 2004.

ABOUT STREAM

Stream is a broadband cable company and offers CATV and high-speed Internet services in densely populated market in Southern Poland (11.5 million inhabitants and 3.2 million TV homes). Stream is one of the principal consolidators of cable TV sector in that Region and intends to become a leading CATV operator and Internet provider in Southern Poland. Established in 1995, Stream has offices in Vancouver and Krakow, and is listed on the OTCBB, trading symbol STNYF.

For further information, please contact:

Mike Young, Investor Relations

tel. 604 669 2826

e-mail: mike.young@streamcn.com

Safe harbor for Forward-Looking Statements:

Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include general economic and business conditions, the ability to acquire and develop specific projects, the ability to fund operations and changes in consumer and business consumption habits and other factors over which Stream Communications Network Inc. has little or no control